Exhibit 99.1

Amaya Reports Fourth Quarter and Full Year 2016 Results; Provides 2017 Update and Full Year Guidance

MONTREAL, Canada, March 22, 2017 – Amaya Inc. (NASDAQ: AYA; TSX: AYA) today reported its financial results for the fourth quarter and year ended December 31, 2016 and provided a 2017 update and full year financial guidance ranges, as well as certain additional highlights and updates. Unless otherwise noted, all dollar ($) amounts are in U.S. dollars.

“2016 was a record year of revenues for Amaya,” said Rafi Ashkenazi, Chief Executive Officer. “Our proactive changes to the poker ecosystem and customer acquisition initiatives continue to reverse certain negative trends and we are starting to see organic growth in that business, our casino offering exceeded expectations as we introduced limited marketing campaigns and focused on our cross-sell efforts, and we continued to build and develop our sportsbook.

“The strong performance of our business has helped us to reduce our currency risk, lower our interest expense, and accelerate the payment of the remaining amounts owed on our deferred payment obligation, all of which will allow us to continue pursuing our four strategic priorities. We expect to continue our 2016 momentum and execute on our strategy in 2017,” noted Ashkenazi.

Fourth Quarter and Full Year 2016 Financial Summary(1)

	Three Months Ended December 31,		Year-over-Year Change	Year Ended December 31,		Year-over-Year Change
$000’s, except percentages and per share amounts	2016	2015		2016	2015
Total Revenue	310,434	293,201	5.9%	1,155,892	1,072,320	7.8%
Adjusted EBITDA	147,604	125,305	17.8%	524,093	459,290	14.1%
Net earnings (loss) from continuing operations	45,039	(15,226)	395.8%	135,550	(20,019)	777.1%
Adjusted Net Earnings	107,013	82,287	30.0%	366,699	290,802	26.1%
Diluted earnings (loss) from continuing operations per common share	$ 0.23	$(0.11)	304.6%	$ 0.70	$(0.15)	573.0%
Adjusted Net Earnings per Diluted Share	$ 0.53	$ 0.42	27.6%	$ 1.88	$ 1.47	27.8%

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(1) For important information on Amaya’s non-IFRS measures, see below under “Non-IFRS and Non-U.S. GAAP Measures” and the tables under “Reconciliation of Non-IFRS Measures to Nearest IFRS Measures”. As a result of Amaya’s change in presentation currency from Canadian dollars to U.S. dollars during the first quarter of 2016, the comparative and historical figures disclosed herein and in Amaya’s financial statements and management’s discussion and analysis for the three months and year ended December 31, 2015 have been retrospectively adjusted to reflect such change as if the U.S. dollar had been used as the presentation currency for all prior periods presented.

Fourth Quarter and Full Year 2016 and Subsequent Financial Highlights

•

Revenues - Total revenues for the quarter and year increased approximately 5.9% and 7.8% year-over-year, respectively.  Excluding the impact of year-over-year changes in foreign exchange rates, total revenues for the quarter and year would have increased by approximately 10.4% and 12.5%, respectively.  Real-money online poker revenues and real-money online casino and sportsbook combined revenues represented approximately 70.0% and 25.8% of total revenues for the quarter, respectively, and 73.2% and 22.8% for the year, respectively, as compared to approximately 78.0% and 17.2% and 82.7% and 12.7% for the applicable prior year periods.

•

Poker Revenues – Real-money online poker revenues for the quarter were $217.2 million, or a decrease of approximately 5.1% year-over-year, and $846.1 million for the year, or a decrease of approximately 4.6% year-over-year. Excluding the impact of year-over-year changes in foreign exchange rates, real-money online poker revenues would have decreased by approximately 1% for the quarter and remained flat for the year. In the fourth quarter of 2015 there were also $6.8 million of one-time poker revenues resulting from accounting adjustments related to offsets to gross gaming revenue. Amaya continues to see a positive impact from its previously announced strategy of focusing on recreational players, including through changes to its online poker loyalty program and rake structure, and certain adjustments to the poker ecosystem despite the year-over-year declines.

•

Debt – Total long term debt outstanding at the end of the year was $2.53 billion with a weighted average interest rate of 4.9%. Following the end of the year, Amaya announced the successful repricing and retranching of its U.S. dollar and Euro denominated first lien term loans resulting in the reduction of the applicable interest rate margins by 50 basis points, removing the Euribor floor on the Euro denominated first lien term loans, and raising €100 million of incremental Euro denominated first lien debt and using the same to reduce its U.S. denominated first lien debt. As a result, the weighted average interest rate on the long term debt will decrease to 4.5% and Amaya currently expects to save approximately 13%, or $15.4 million, of interest expense annually. Amaya and the lenders also amended the credit agreement for its first lien term loans to, among other things, reflect the repricing, retranching, and waive the required 2016 and 2017 excess cash flow repayments (as defined and described in the credit agreement) previously due on March 31, 2017 and March 31, 2018, respectively.

•

Rational Group Deferred Payment - Amaya anticipates that it will pay the remaining outstanding balance of the deferred purchase price for its acquisition of the Rational Group of approximately $122.5 million using cash on its balance sheet and cash flow from operations by the end of June 2017.  As previously announced, Amaya paid $200 million in November 2016, an additional $75 million in January 2017 and will also pay an additional approximately $48 million by May 15, 2017 which was previously allocated to Amaya’s 2016 excess cash flow repayments. In February 2017, Amaya also paid approximately $6 million representing three-months of non-refundable late payment fees on the then-outstanding balance (as required by its previously announced agreement with the former owners of the Rational Group). Beginning on May 1, 2017, any additional fees will be calculated at the rates outlined in the original merger agreement.

Fourth Quarter 2016 and Subsequent Operational Highlights

•

Quarterly Real-Money Active Uniques (QAUs) – Total combined QAUs were approximately 2.6 million, an increase of approximately 8% year-over-year primarily led by customer acquisition initiatives. Approximately 2.5 million of such QAUs played online poker during the quarter, an increase of approximately 5% year-over-year, while Amaya’s online casino offerings had approximately 648,000 QAUs, an increase of approximately 47% year-over-year, which Amaya continues to estimate as one of the largest casino player bases among its competitors. Amaya’s emerging online sportsbook offerings had approximately 247,000 QAUs, an 88% increase year-over-year.

•

Quarterly Net Yield (QNY) – Total QNY was $114, an increase of 0.5% year-over-year. Excluding the impact of year-over-year changes in foreign exchange rates, total QNY was $117, an increase of 3.3% year-over-year. Notwithstanding the increase, QNY in the fourth quarter of 2016 was negatively impacted by (i) an increasing proportion of newly registered QAUs, who tend to have lower yields in their first few quarters of activity, as a total percentage of QAUs, primarily as a result of an evolving marketing strategy and certain customer acquisition initiatives, and (ii) Amaya only offering online poker in Portugal for approximately one month following its relaunch in that jurisdiction late in the quarter. QNY in the fourth quarter of 2015 also benefited from the one-time poker revenues noted above. QNY is a non-IFRS measure.

•	Customer Registrations – Customer Registrations increased by 2.6 million during the quarter to approximately 108 million at the end of the year.
•

Operational Excellence Initiatives – As part of Amaya’s strategy and as previously reported, it continues to review its expense structure and identify areas for improvement that it believes will enhance shareholder value. In 2016, this included certain office and departmental restructurings, including in London, Sydney and Dublin. Where possible, Amaya has and continues to reassign and replace staff throughout the organization as part of these efforts. Amaya continues to assess and monitor the overall impact of these and potential future initiatives on its operations and performance.

•

Retirement of Chief Financial Officer – In January 2017, Amaya announced that its CFO, Daniel Sebag, had advised it that he will retire as CFO later this year once his successor is identified and appointed, and will assist Amaya in ensuring an orderly transition of his duties. The Board and leading executive recruiting firm Spencer Stuart have commenced a global CFO search and are in the process of interviewing certain potential candidates.

2017 Performance Update and Full Year Guidance

•

Revenues – For the first two months of 2017, Amaya estimates that unaudited consolidated revenues were approximately $215.3 million, representing an increase of approximately 13.3% over the same period of 2016. Of such revenues, 68.9% was attributable to real-money online poker estimated revenues and 27.4% was attributable to real-money online casino and sportsbook combined estimated revenues. Excluding the impact of year-over-year changes in foreign exchange rates, Amaya estimates that such revenues were approximately $214.6 million, representing an increase of approximately 12.9% over the same period of 2016.

•	Full Year Guidance – Amaya currently expects the following 2017 full year financial guidance ranges:

o	Revenues of $1,200 to $1,260 million;
o	Adjusted EBITDA of $560 to $580 million;
o	Adjusted Net Earnings of $400 to $430 million; and
o	Adjusted Net Earnings per Diluted Share of $1.94 to $2.13.

These estimates reflect management’s view of current and future market and business conditions, including assumptions of  (i) the cessation of real-money online poker offering in Australia by the end of April 2017, (ii) the introduction of Amaya’s previously disclosed cross-vertical customer loyalty program, (iii) no other material adverse regulatory events and (iv) no material foreign currency exchange rate fluctuations, particularly against the Euro which is the primary depositing currency of Amaya’s customers, that could negatively impact customer purchasing power as it relates to Amaya’s U.S. dollar denominated product offerings. Such guidance is also based on a Euro to U.S. dollar exchange rate of 1.06 to 1.00, unaudited expected results and certain accounting assumptions.

Annual Information Form, Financial Statements, Management’s Discussion and Analysis and Additional Information; Internal Control Over Financial Reporting

Management has identified internal control deficiencies that constitute individually, or in the aggregate, material weaknesses in Amaya’s internal control over financial reporting as of December 31, 2016.  These deficiencies relate to the operating effectiveness of controls over derivative valuations and hedge accounting, and the design of controls over foreign exchange rate information.  Amaya has identified and implemented, and continues to implement, steps to remediate these deficiencies.  There were no restatements or adjusting entries required in Amaya’s audited consolidated financial statements for the three month period and year ended December 31, 2016 (the “2016 Financial Statements”) or otherwise as a result of the foregoing.  For additional information, see “Disclosure Controls and Procedures and Internal Control Over Financial Reporting” in Amaya’s management’s discussion and analysis for the three month period and year ended December 31, 2016 (the “2016 MD&A”).

Amaya’s 2016 annual information form, the 2016 Financial Statements and the 2016 MD&A, as well as additional information relating to Amaya and its business, can be found on SEDAR at www.sedar.com, Edgar at www.sec.gov and Amaya’s website at www.amaya.com.

In addition to press releases, securities filings and public conference calls and webcasts, Amaya intends to use its investor relations page on its website as a means of disclosing material information to its investors and others and for complying with its disclosure obligations under applicable securities laws. Accordingly, investors and others should monitor the website in addition to following Amaya’s press releases, securities filings and public conference calls and webcasts. This list may be updated from time to time.

Conference Call and Webcast

Amaya will host a conference call today, March 22, 2017 at 8:30 a.m. ET to discuss its financial results for the fourth quarter and year ended 2017 and related matters. Rafi Ashkenazi, Chief Executive Officer of Amaya, will chair the call. To access via tele-conference, please dial +1 877-407-0789 or +1 201-689-8562 ten minutes prior to the scheduled start of the call. The playback will be made available two hours after the event at +1 844-512-2921 or +1 412-317-6671. The Conference ID number is 13657320. To access the webcast please use the following link: http://public.viavid.com/index.php?id=123320

Reconciliation of Non-IFRS Measures to Nearest IFRS Measures

The table below presents reconciliations of Adjusted EBITDA, Adjusted Net Earnings and Adjusted Net Earnings per Diluted Share to the nearest IFRS measures:

	Three Months Ended December 31,		Year Ended December 31,
$000's, except per share amounts	2016	2015 (as adjusted)	2016	2015 (as adjusted)
Net earnings (loss) from continuing operations	45,039	(15,226)	135,550	(20,019)
Financial expenses	36,630	51,214	137,972	197,226
Income taxes	(78)	970	4,000	14,441
Depreciation of property and equipment	2,072	2,009	8,181	7,584
Amortization of intangible and deferred development costs	34,783	31,262	131,702	120,470
EBITDA	118,446	70,229	417,405	319,702
Stock-based compensation	1,893	2,901	10,289	14,224
Termination of employment agreements	3,643	9,607	15,008	12,745
Termination of affiliate agreements	1,099	2,362	4,485	7,652
Loss on disposal of assets	361	194	923	357
Loss (gain) from investments and associates	4,832	(774)	19,627	11,353
Gain on settlement of deferred consideration	(2,466)	—	(2,466)	—
Loss (gain) on sale of subsidiary	—	1,000	—	(4,352)
Acquisition-related costs	—	275	199	495
Impairment	9,646	8,940	16,931	24,459
Other costs	10,150	30,571	41,692	72,655
Adjusted EBITDA	147,604	125,305	524,093	459,290
Current income tax expense	(2,570)	(3,023)	(8,384)	(7,342)
Depreciation and amortization (excluding amortization of purchase price allocation intangibles)	(5,779)	(3,903)	(18,138)	(10,573)
Interest (excluding interest accretion)	(32,242)	(36,092)	(130,872)	(150,573)
Adjusted Net Earnings	107,013	82,287	366,699	290,802
Diluted Shares	200,132,710	196,401,455	195,432,920	197,993,500
Adjusted Net Earnings per Diluted Share	$0.53	$0.42	$1.88	$1.47

The table below presents certain items comprising “Other costs” in the reconciliation table above:

	Three Months Ended December 31,		Year Ended December 31,
	2016	2015	2016	2015
	$000's	$000's (as adjusted)	$000's	$000's (as adjusted)
Non-U.S. lobbying expenses	765	2,773	3,065	8,081
U.S. lobbying and legal expenses	3,630	101	12,792	6,658
Strategic review professional fees	2,965	—	10,338	—
Retention bonuses	615	1,653	3,272	8,263
Non recurring professional fees	1,188	104	6,021	4,031
Romania back taxes	—	—	—	6,988
Austria gaming duty	—	24,853	—	24,853
New Jersey license fees	—	111	—	1,551
AMF investigation professional fees	1,018	(348)	5,509	4,510
Office restructuring and legacy business unit shutdown costs	(31)	1,324	695	7,720
Other costs	10,150	30,571	41,692	72,655

The table below presents a reconciliation of the numerator of QNY (i.e., real-money online poker revenue and real-money online casino and sportsbook combined revenue) to the nearest IFRS measure (i.e., total revenue) as reported for the applicable period. Unless otherwise noted, any deviation in the reconciliation below to measures presented herein may be the result of immaterial adjustments made in later periods due to certain accounting reallocations.

	Three Months Ended December 31,
	2016	2015
	$000's	$000's
Total revenue	310,434	293,201
Corporate revenue	(151)	(471)
Other business-to-consumer revenue	(12,884)	(13,419)
Real-money online poker revenue and real-money online casino and sportsbook combined revenue	297,399	279,311

Amaya has not provided a reconciliation of the non-IFRS measures to the nearest IFRS measures included in its full year 2017 financial guidance provided in this release, including Adjusted EBITDA, Adjusted Net Earnings and Adjusted Net Earnings per Diluted Share, because certain reconciling items necessary to accurately project such IFRS measures, particularly net earnings (loss) from continuing operations, cannot be reasonably projected due to a number of factors, including variability from potential foreign exchange fluctuations impacting financial expenses, and the nature of other non-recurring or one-time costs (which are excluded from non-IFRS measures but included in net earnings (loss) from continuing operations), as well as the typical variability arising from the audit of annual financial statements, including, without limitation, certain income tax provision accounting, and related accounting matters.

For additional information on Amaya’s non-IFRS measures, see below and the 2016 MD&A, including under the headings “Management’s Discussion and Analysis” and “Selected Financial Information—Other Financial Information”.

About Amaya

Amaya is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. Amaya ultimately owns gaming and related consumer businesses and brands including PokerStars, PokerStars Casino, BetStars, Full Tilt, StarsDraft, and the PokerStars Championship and PokerStars Festival live poker tour brands (incorporating aspects of the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour). These brands have more than 108 million cumulative registered customers globally and collectively form the largest poker business in the world, comprising online poker games and tournaments, sponsored live poker competitions, marketing arrangements for branded poker rooms in popular casinos in major cities around the world, and poker programming and content created for television and online audiences. Amaya, through certain of these brands, also offers non-poker gaming products, including casino, sportsbook and daily fantasy sports. Amaya, through certain of its subsidiaries, is licensed or approved to offer, or offers under third party licenses or approvals, its products and services in various jurisdictions throughout the world, including in Europe, both within and outside of the European Union, the Americas and elsewhere. In particular, PokerStars is the world’s most licensed online gaming brand, holding licenses or related operating approvals in 17 jurisdictions.

Cautionary Note Regarding Forward Looking Statements

This news release contains forward-looking statements and information within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including, without limitation, certain financial and operational expectations and projections, such as full year 2017 financial guidance, certain future operational and growth plans and strategies, including, without limitation, the repayment of the deferred purchase price for the acquisition of the Rational Group and the operational excellence program, CFO succession plans, and the timing of Mr. Sebag’s planned retirement and his assistance with the transition to his successor. Forward-looking statements and information can, but may not always, be identified by the use of words such as “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing” and similar references to future periods or the negatives of these words and expressions. These statements and information, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect us, our customers and our industries. Although Amaya and management believe the expectations reflected in such forward-looking statements and information are reasonable and are based on reasonable assumptions and estimates, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements and information are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Specific risks and uncertainties include, but are not limited to: the heavily regulated industry in which Amaya carries on business; interactive entertainment and online and mobile gaming generally; current and future laws or regulations and new interpretations of existing laws or regulations with respect to online and mobile gaming; potential changes to the gaming regulatory scheme; legal and regulatory requirements; ability to obtain, maintain and comply with all applicable and required licenses, permits and certifications to distribute and market its products and services, including difficulties or delays in the same; significant barriers to entry; competition and the competitive environment within Amaya’s addressable markets and industries; impact of inability to complete future acquisitions or to integrate businesses successfully; ability to develop and enhance existing products and services and new commercially viable products and services; ability to mitigate foreign exchange and currency risks; ability to mitigate tax risks and adverse tax consequences, including, without limitation, the imposition of new or additional taxes, such as value-added and point of consumption taxes, and gaming duties; risks of foreign operations generally; protection of proprietary technology and intellectual property rights; ability to recruit and retain management and other qualified personnel, including key technical, sales and marketing personnel; defects in Amaya’s products or services; losses due to fraudulent activities; management of growth; contract awards; potential financial opportunities in addressable markets and with respect to individual contracts; ability of technology infrastructure to meet applicable demand; systems, networks, telecommunications or service disruptions or failures or cyber-attacks; regulations and laws that may be adopted with respect to the Internet and electronic commerce and that may otherwise impact Amaya in the jurisdictions where it is currently doing business or intends to do business; ability to obtain additional financing on reasonable terms or at all; refinancing risks; customer and operator preferences and changes in the economy; dependency on customers’ acceptance of its products and services; consolidation within the gaming industry; litigation costs and outcomes; expansion within existing and into new markets; relationships with vendors and distributors; and natural events. Other applicable risks and uncertainties include, but are not limited to, those identified in Amaya’s Annual Information Form for the year ended December 31, 2016, including under the heading “Risk Factors and Uncertainties”, and in the 2016 MD&A, including under the headings “Risk Factors and Uncertainties”, “Limitations of Key Metrics and Other Data” and “Key Metrics”, each available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and Amaya’s website at www.amaya.com, and in other filings that Amaya has made and may make with applicable securities authorities in the future. Investors are cautioned not to put undue reliance on forward-looking statements or information. Any forward-looking statement or information speaks only as of the date hereof, and Amaya undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Non-IFRS and Non-U.S. GAAP Measures

This news release references non-IFRS and non-U.S. GAAP financial measures, including QNY, Adjusted EBITDA, Adjusted Net Earnings, Adjusted Net Earnings per Diluted Share, and the foreign exchange impact on revenues (i.e., constant currency). Amaya believes these non-IFRS and non-U.S. GAAP financial measures will provide investors with useful supplemental information about the financial performance of its business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating its business.  Although management believes these financial measures are important in evaluating Amaya, they are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS or U.S. GAAP. They are not recognized measures under IFRS or U.S. GAAP and do not have standardized meanings prescribed by IFRS or U.S. GAAP. These measures may be different from non-IFRS and non-U.S. GAAP financial measures used by other companies, limiting its usefulness for comparison purposes. Moreover, presentation of certain of these measures is provided for year-over-year comparison purposes, and investors should be cautioned that the effect of the adjustments thereto provided herein have an actual effect on Amaya’s operating results. In addition to QNY, which is defined below under “Key Metrics and Other Data”, Amaya uses the following non-IFRS and non-U.S. GAAP measures in this release:

Adjusted EBITDA means net earnings (loss) from continuing operations before interest and financing costs (net of interest income), income taxes, depreciation and amortization, stock-based compensation, restructuring and certain other items.

Adjusted Net Earnings means net earnings (loss) from continuing operations before interest accretion, amortization of intangible assets resulting from purchase price allocation following acquisitions, deferred income taxes, stock-based compensation, restructuring, foreign exchange, and certain other items. Adjusted Net Earnings per Diluted Share means Adjusted Net Earnings divided by Diluted Shares. Diluted Shares means the weighted average number of common shares on a fully diluted basis, including options, warrants and Amaya’s convertible preferred shares. The effects of anti-dilutive potential common shares are ignored in calculating Diluted Shares. See note 10 to the 2016 Financial Statements.  For the year ended December 31, 2016, Diluted Shares equaled 195,432,920. For the purposes of the full year 2017 financial guidance provided in this release, Diluted Shares equals between 202,000,000 and 206,000,000 for the high and low ends of the Adjusted Net Earnings per Diluted Share range, respectively.

To calculate revenue on a constant currency basis, Amaya translated revenue for the three months and year ended December 31, 2016 (and for January and February 2017 with respect to the revenue for such months provided herein) using the prior year's monthly exchange rates for its local currencies other than the U.S. dollar and adjusting the prior year period to the extent any accounting reallocations were made in later periods, which Amaya believes is a useful metric that facilitates comparison to its historical performance.

For additional information on Amaya’s non-IFRS measures, see the 2016 MD&A, including under the headings “Management’s Discussion and Analysis” and “Selected Financial Information—Other Financial Information”.

Key Metrics and Other Data

Amaya defines QAUs as active unique customers (online, mobile and desktop client) who generated rake, placed a bet or otherwise wagered (excluding free play, bonuses or other promotions) on or through an Amaya poker, casino or sportsbook offering during the applicable quarterly period. Amaya defines unique as a customer who played at least once on one of Amaya’s real-money offerings during the period, and excludes duplicate counting, even if that customer is active across multiple verticals (e.g., both poker and casino).  For further clarity, the exclusions from QAUs noted as “free play, bonuses or other promotions” include, without limitation, low-stakes and/or non-raked poker games, but do not include non-cash promotions or poker tournament fees covered by Amaya as incentives for customers who ultimately make or place real-money wagers or bets on or through an Amaya poker, casino or sportsbook offering. Beginning with its second quarter 2016 results, Amaya no longer provides PokerStars-only QAUs as a result of the migration of the Full Tilt brand and customers to the PokerStars platform.

Amaya defines QNY as combined real-money online gaming and related revenue (excluding certain other revenues, such as revenues from play-money offerings, live events and branded poker rooms) for its two business lines (i.e., real-money online poker and real-money online casino and sportsbook) as reported during the applicable quarterly period (or as adjusted to the extent any accounting reallocations are made in later periods) divided by the total QAUs during the same period. Amaya provides QNY on a U.S. dollar and constant currency basis. QNY is a non-IFRS measure.

Amaya defines Customer Registrations as the cumulative number of online real-money and play-money customer registrations on PokerStars, Full Tilt and related brands.

For additional information on Amaya’s key metrics and other data, see the 2016 MD&A, including under the headings “Limitations on Key Metrics and Other Data” and “Key Metrics”.

For investor relations, please contact:

Tim Foran

Tel: +1.416.545.1325

ir@amaya.com

For media inquiries, please contact:

Eric Hollreiser

Press@amaya.com